Delisting Determination, The Nasdaq Stock Market, LLC,
January 5, 2023,  Forward Pharma A/S.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the American Depositary Shares of Forward Pharma A/S (the Company), effective at the opening of the trading session on January 17, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101.
The Company was notified of the Staff determination on December 16, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on December 28, 2022.